Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Organization

Intelsat (Bermuda), Ltd.	Bermuda
Intelsat Holdings LLC	Delaware, U.S.A.
Intelsat Global Service Corporation	Delaware, U.S.A.
Intelsat Global Sales & Marketing Ltd.	England and Wales
Intelsat LLC	Delaware, U.S.A.
Intelsat USA Sales Corp.	Delaware, U.S.A.
Intelsat USA License Corp.	Delaware, U.S.A.